Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

April 6, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge

Robert Littlepage

Edwin Kim

Larry Spirgel

Re:	PowerSchool Holdings, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted March 18, 2021

CIK No. 0001835681

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, PowerSchool Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 1, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Registration Statement will be emailed to the Staff, and those copies will be marked to show changes from Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on March 17, 2021. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by

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the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Non-GAAP Financial Measures, page 87

1.    We note that your calculations of Adjusted Gross Profit and Adjusted EBITDA include adjustments identified as restructuring and acquisition-related expenses for 2019 and 2020. Please clarify how the acquisition related expenses adjustments to Adjusted EBITDA differ from the acquisition costs presented on your income statement. Please tell us how you considered Item 10(e)(1)(ii)(B) of Regulation S-K and Question 100.01 of the Division’s C&DI on non-GAAP financial measures in determining it was appropriate to include both the restructuring and acquisition-related adjustments in your calculations of Adjusted Gross Profit and Adjusted EBITDA.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 90 of the Prospectus to clarify the difference between its acquisition related adjustments in its Adjusted EBITDA calculation and the acquisition costs line item presented in its income statement.

(5)        Refers to ~~costs incremental to the~~ direct transaction and debt related fees reflected in our acquisition costs line item of our income statement and incremental acquisition-related costs that are incurred to perform diligence, execute and integrate acquisitions, ~~and other transactions,~~ including retention awards and severance for acquired employees, and other transaction and integration expenses. These incremental costs are embedded in our research and development, selling, general and administrative and cost of revenue line items.

The Company advises the Staff that when considering the appropriateness of including the “Restructuring” and “Acquisition-Related Expenses” line items in the Company’s calculation of Adjusted Gross Profit and Adjusted EBITDA (the “Adjustments”), it considered all relevant SEC guidance relating to non-GAAP financial measures, including the guidance in Question 100.01 of the C&DI; and Item 10(e) of Regulation S-K. Item 10(e)(1)(ii)(B) of Regulation S-K states that a registrant must not “adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the change or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.” The Company believes it is appropriate to exclude the Adjustments as they do not represent normal, recurring, core operating expenses necessary to

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April 6, 2021

operate the Company’s business. The transparency of differentiating the Adjustments from core operating expenses enables both management and investors to see the Company’s underlying operating expenses and provides for more relevant and comparable metrics for assessing the Company’s operating performance. This will help investors evaluate period-over-period comparisons and in forecasting the Company’s business going forward.

With respect to the Restructuring line item in particular, the Company believes its exclusion from the Company’s calculation of Adjusted Gross Profit and Adjusted EBITDA is appropriate and not misleading because (i) it adjusts for expense items that are unusual, non-recurring, and in some cases non-cash operating expenses, (ii) the expenses reflected in the Restructuring line item have not been incurred at scale in the past and are not reasonably expected to be incurred at scale in the next two years and thereafter and (iii) the expenses reflected in the Restructuring line item are separate and distinct from the normal recurring cash expenses the Company expects to incur as a public company.

With respect to the Acquisition-Related Expenses line item, the Company acknowledges that one of its growth strategies is to continue to selectively target acquisitions. As such, it is reasonable to expect that the Company may incur similar Acquisition-Related Expenses in future periods. Notwithstanding that similar expenses may be incurred in future periods, these are not core operating expenses, and their incurrence or lack thereof in any given period is in no way indicative of the Company’s operating performance in that period. Merger and acquisition activity tends to be lumpy; some periods may feature heavy merger and acquisition activity, while others may have little or none. Without excluding Acquisition-Related Expenses, investors would have no way to meaningfully compare those periods, and may even wrongly conclude that the Company performed better in the periods without any Acquisition-Related Expenses. Acquisition-Related Expenses may also be incurred in connection with deals that are not ultimately consummated, or may be incurred primarily in periods preceding the period in which a deal is successfully consummated (in connection with performing due diligence, for example). As such, the amount of Acquisition-Related Expenses incurred in a given period also does not provide a reliable way for investors to assess the Company’s success at pursuing its growth strategy of selectively targeting acquisitions.

2.      Please accompany your presentations of Adjusted Gross Profit Margin with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and footnote 27 of non-GAAP adopting Release No. 33-8176.

Response

In response to the Staff’s comment, the Company has included a line item on page 89 of the Prospectus for gross profit margin with an equally prominent presentation to Adjusted Gross Profit Margin.

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Unaudited Consolidated Pro Forma Balance Sheet, page 94

3.    We note that Class B shares together with LLC Units are exchangeable on a one-for-one basis into Class A common stock or cash. Please tell us how you considered ASC 480-10- S99-3 in determining that the Class B shares should be presented as pro forma permanent equity. Please ensure that your response addresses who makes the decision to redeem in cash rather than Class A shares and how you determined that redemption is within control of the Company.

Response

The Company respectfully advises the Staff that in assessing the classification of the Class B shares and LLC Units, that it considered ASC 480-10-S99-3A, which provides that securities that are redeemable for cash or other assets be classified outside of permanent equity if they are redeemable:

1)	At a fixed or determinable price on a fixed or determinable date

2)	At option of holder

3)	Upon occurrence of event that is not solely within control of issuer

In performing this assessment, the Company considered the terms in the LLC Agreement which provide that the LLC Units (and therefore the Class B shares) are not redeemable other than as outlined in the Exchange Agreement. Pursuant to the Exchange Agreement, the Class B shares and LLC Units are exchangeable by the LLC Member at their option through passage of time (i.e., after the expiration or earlier termination of the lock-up period). However, the Company has the option to settle such exchange in either shares of the Class A Common Stock or cash equal to the fair value of the Class A Common Shares otherwise issuable. As the Company is not controlled by the LLC Unit holders (i.e., the voting interest of the Class B shares of the Company do not represent a majority, nor do the LLC Unit holders elect a majority of the Corporation’s directors), the Company is fully in control of the ability to avoid cash settlement of the Class B shares and LLC Units.

In considering the above, the Company noted that there is no scenario outside of the Company’s control that may result in settlement of the non-controlling interest and Class B Shares in cash, as the Company controls the ability to settle an exchange under the Exchange Agreement in shares through the issuance of new Class A Common Stock, based on the evaluation of the criteria within ASC 815-40-25-10. Therefore, the Company believes that the non-controlling interest and Class B Shares should be classified as permanent equity, as a cash settlement would in no circumstances occur outside the Company’s control.

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Our Business Model, page 102

4.    Both the annual recurring revenue figures and growth rate you disclose on page 102 do not seem consistent with ARR figures and growth rates disclosed on pages 2, 23, 126 and elsewhere throughout the filing. Please revise accordingly.

Response

In response to the Staff’s comment, the Company has revised the language on page 103 of the Prospectus to clarify that the figure and growth rate on page 103 of the Prospectus relates to the subscriptions and support revenue instead of ARR.

Net Revenue Retention Rate, page 105

5.    Please revise to more clearly explain what is meant by your disclosure that the EAB reseller agreement will not affect your Net Revenue Retention Rate in 2021 and beyond.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 106 of the Prospectus to clarify why the EAB reseller agreement will not affect its Net Revenue Retention Rate in 2021 and beyond.

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Beginning in the first quarter of 2021, we intend to exclude from our calculation of Net Revenue Retention any changes in ARR attributable to Intersect customers, as this product is sold through our channel partnership with EAB and is pursuant to annual revenue minimums, therefore the business will not be managed based on Net Revenue Retention.

Total Cost of Revenue, page 109

6.    You indicate that the increase in subscription and support cost of revenues was offset by a decrease in cost related to pausing cloud hosting migration efforts. Please revise to more fully explain the reasons for the pause in cloud hosting migration efforts and the extent to which you expect this trend to continue in future periods.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 110 of the Prospectus to clarify the description of offsetting temporary costs in the Company Subscription and support line item.

The increase in Subscription and support was driven by an increase in cloud hosting usage ($11.6 million increase), offset by a decrease in temporary duplicative costs related to finalizing certain cloud hosting migration efforts ($9.7 million decrease), with the remainder of the increase related to additional personnel, from both increased staffing and the Schoology acquisition.

Liquidity and Capital Resources, page 111

7.    Please revise to discuss the liquidity implications of both your March 2021 stock purchase agreement to acquire Hobsons for $319 million and the related $320 million bridge loan that matures in May 2022. We note from your disclosures on page 80 that you intend to use the proceeds from this offering to pay off the Bridge Loan. Please revise to address how the outcome of this offering will impact your ability to repay and/or refinance the bridge loan. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 117 of the Prospectus to discuss the liquidity implications of the Company’s acquisition

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of Hobson’s and the related Bridge Loan. The Company advises the Staff that it expects to raise net proceeds in the offering of an amount that is at least twice the aggregate principal amount of outstanding indebtedness under the Bridge Loan. The Company advises the Staff that it would not complete the offering to the extent anticipated net proceeds from the offering would be insufficient to repay in full the aggregate principal amount outstanding under the Bridge Loan.

Bridge Loan

On March 3, 2021, we completed the acquisition of Hobsons, Inc. for approximately $318.9 million in cash. We entered into the $320.0 million aggregate principal amount Bridge Loan to fund the acquisition. We intend to use a portion of the net proceeds from this offering to repay in full the Bridge Loan. See “Use of Proceeds” for more information.

The Bridge Loan matures on May 15, 2022. The interest rate for Eurocurrency loans is the rate per annum equal to the LIBOR, as administered by the ICE Benchmark Administration for deposits in dollar, plus the applicable margin. The initial margin is 3.00% per annum in the case of Eurocurrency loans.

Contractual Obligations and Commitments, page 114

8.    Please revise footnote 4 on page 114 to include both the interest rate and maturity date of the bridge loan.

Response

In response to the Staff’s comment, the Company has revised footnote 4 on page 119 of the Prospectus to include the interest rate and maturity of the Bridge Loan.

Forum Selection, page 184

9.    Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

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Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 74 of the Prospectus to expand its risk factor as requested.

Pursuant to our certificate of incorporation, which we will adopt at or prior to the consummation of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims in state court for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above; however, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. See “Description of Capital Stock—Forum Selection.” The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and board of directors.

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Audited Financial Statements of Severin Holdings, LLC 18. Subsequent Events, page F-40

10. Please revise your footnote to address the following:

(i)

Disclose any related party relationships between the Company, its Principal Stockholders, DMGT, Hobsons and EAB. For example, we note on page 178 that EAB is a portfolio company of one of your Principal Stockholders.

(ii)	Describe the Starfish solution more clearly and disclose the material terms of the transition services agreement between the Company and EAB.

(iii)	Clarify the material terms of the reseller agreement with EAB such as the yearly minimum commitments and remedies if EAB does not meet those commitments.

(iv)	Please confirm, if true, that the terms of the reseller and transition services agreements with EAB are equivalent to those that would prevail in an arm’s length transaction.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page F-41 of the Prospectus to address the Staff’s comment. With respect to the transition services agreement there are no additional material terms that rise to the level of disclosure. The company believes that the terms of the reseller and transition services agreement were determined at arm’s length, although it has not done any analysis to substantiate such a statement and therefore respectfully advises the Staff that, in accordance with ASC 850-10-50-5, such a statement will not be included in the financial statements.

Concurrently with the close of the transaction, the Company entered into a strategic partnership with EAB Global, Inc. (“EAB”) to be the exclusive provider of the Intersect student recruitment platform in a defined territory on the Company’s behalf. EAB is a portfolio company of Vista Equity Partners, one of the Company’s controlling equity holders, that works with colleges and universities on enrollment management, student success, and institutional operations and strategy and will use their expertise in higher education to sell, service, and support the Intersect platform. The partnership with EAB is a ten-year agreement and includes annual minimum revenue commitments from EAB starting at $32.4 million, increasing annually, and contains penalties if those commitments are not met so long as the Company maintains certain service level agreements. The Company may begin to revoke its exclusivity with EAB after the fourth year of the agreement or cancel the partnership upon material breach of the contract. Finally, as EAB separately acquired the Starfish solution, a higher education student success platform, from the Seller, the Company agreed to support EAB under a transition services agreement whereby the Company temporarily provides operational ~~marketing and sales enablement~~ support to EAB for the Starfish solution.

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Exhibits

11. Please file your $320 million bridge loan credit agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has filed its bridge loan credit agreement as exhibit 10.8 to the Registration Statement.

General

12. Please revise so that your financial statement periods are presented on a consistent chronological basis from left to right throughout the filing.

Response

In response to the Staff’s comment, the Company has revised its financial statement periods so that they are presented on a consistent chronological basis from left to right throughout the Prospectus.

*    *    *    *

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.
Robert Goedert, P.C.

cc:	Hardeep Gulati

PowerSchool Holdings, Inc.

Daniel J. Bursky, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP